Exhibit 99.2

Transactions – Past 60 days

Date	Reporting Person	Number	Transaction	Price
08/27/26	Mrs. Sarroff	580	Open Market Purchase	$0.687
09/09/26	Mrs. Sarroff	22,160	Open Market Purchase	$0.679
09/10/26	Mr. Sarroff	10,974	Open Market Purchase	$0.677
09/14/26	Mr. Sarroff	24,888	Open Market Purchase	$0.689